Stacie S. Aarestad

FOIA Confidential Treatment Requested Pursuant to 17 C.F.R. §200.83 The entity requesting confidential treatment is Enanta Pharmaceuticals, Inc. 500 Arsenal Street	+1 617 239 0314 fax +1 866 955 8599 saarestad@edwardswildman.com
Watertown, MA 02472 Attn: Jay R. Luly, Ph.D. President and Chief Executive Officer Telephone (617) 607-0800

VIA EDGAR AND ELECTRONIC MAIL

February 8, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Christine Allen

Scot Foley

Mary Mast

Re:	Enanta Pharmaceuticals, Inc.

Registration Statement on Form S-1

File No. 333-184779

Ladies and Gentlemen:

On behalf of Enanta Pharmaceuticals, Inc. (the “Company”), set forth below is updated information to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the above-referenced registration statement on Form S-1 (the “Registration Statement”). The responses set forth below are based upon information provided to Edwards Wildman Palmer LLP by the Company. All information in this letter is presented before giving effect to a reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement.

Enanta Pharmaceuticals, Inc. respectfully requests that the bracketed information contained herein be treated as confidential information and that the Commission provide timely notice to Jay R. Luly, Ph.D., President and Chief Executive Officer, Enanta Pharmaceuticals, Inc., 500 Arsenal Street, Watertown, MA 02472, before it permits any disclosure of the bracketed information in Request #1.

CONFIDENTIAL TREATMENT REQUESTED BY ENANTA PHARMACEUTICALS, INC.

ENANTA-1

United States Securities and Exchange Commission

February 8, 2013

Rule 83 Confidential Treatment Request by Enanta Pharmaceuticals, Inc. Request #1

The Company supplementally advises the Staff on a confidential basis that the Company currently anticipates that the price range for this offering will be approximately $[****] to $[****] per share (before giving effect to a reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement). This indicative price range is based on a number of factors, including existing conditions in the public capital markets; the Company’s prospects and the history of and prospects for the Company’s industry; the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies; and preliminary discussions with the underwriters regarding potential valuations of the Company.

Accordingly, we are submitting this letter to update the proposed price range and the expected difference between such price range and the valuations used by the Company in its most recent grants of stock options, which were 105,000 stock options issued as recruitment awards on November 14, 2012 at a per share exercise price of $3.12, 518,000 stock options issued on December 26, 2012 to employees as annual year-end awards at a per share exercise price of $3.29, and 30,540 stock options issued on January 17, 2013 as additional annual year-end awards at a per share exercise price of $3.29. The exercise prices of each of those awards were equal to the fair value per share of our common stock, as determined by our Board of Directors, as of each grant date. The December 26, 2012 and January 17, 2013 stock options have an exercise price that [****] the $[****] midpoint of the projected price range of the offering, and the November 14, 2012 stock options have an exercise price that [****] the $[****] midpoint of the projected price range of the offering, assuming a range of $[****] to $[****] per share. The Company’s basis for the valuations used in determining the fair value of its common stock for purposes of these awards was previously described in the Company’s correspondence to the Staff dated January 15, 2013 and January 23, 2013 and was included in Amendment No. 3 to the Registration Statement filed on February 5, 2013.

In addition, the Company advises the Staff that, in its next amendment to the Registration Statement, the Company plans to include new disclosure to reflect that it anticipates certain of its existing stockholders to participate in the offering in an amount up to [****]% of the offered shares as directed by us through a directed share program.

A draft of the proposed disclosure, which will be included on the prospectus cover page, the offering page in the summary box, the dilution section and the related party transaction section, is as follows:

Certain of our existing stockholders have indicated an interest in purchasing an aggregate of up to              shares in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, these entities may determine to purchase fewer shares than they have indicated an interest in purchasing or not to purchase any shares in this offering.

CONFIDENTIAL TREATMENT REQUESTED BY ENANTA PHARMACEUTICALS, INC.

ENANTA-2

United States Securities and Exchange Commission

February 8, 2013

The Company will also note in the underwriting section that it has directed the underwriters to reserve up to approximately              shares of its common stock in the offering for sale at the initial public offering price to certain of its existing investors. It will indicate that the number of shares of the Company’s common stock available for sale to the general public in the offering will be reduced to the extent these investors purchase any reserved shares and that shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered pursuant to the prospectus.

The Company and the underwriters are currently preparing to begin the road show for the offering on or about [****]. To the extent it is feasible, we would appreciate the Staff’s efforts to provide any further comments as soon as possible.

If you require additional information, please telephone either the undersigned at the telephone number indicated above, or Nathaniel Gardiner of this firm at (617) 239-0293.

Very truly yours,

/s/ Stacie S. Aarestad

Stacie S. Aarestad

SSA

CONFIDENTIAL TREATMENT REQUESTED BY ENANTA PHARMACEUTICALS, INC.

ENANTA-3